SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cinedigm Corp.
(Name of Issuer)

Class A Common Stock, par value $0.001 par value
(Title of Class of Securities)

172406100
(CUSIP Number)

December 31, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 4 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 172406100	13G/A	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,979,236 shares of Class A Common Stock issuable upon conversion of convertible notes (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,979,236 shares of Class A Common Stock issuable upon conversion of convertible notes (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,979,236 shares of Class A Common Stock issuable upon conversion of convertible notes (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.57%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 172406100	13G/A	Page 3 of 4 Pages

This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on May 4, 2015 (the "Original Schedule 13G" and together with this Amendment No. 1, the "Schedule 13G"), with respect to the shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of Cinedigm Corp., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of December 31, 2015, Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. (collectively, the "Highbridge Funds") may, after giving effect to the NOL Blocker (as defined below), be deemed to be the beneficial owner of 10,979,236 shares of Class A Common Stock issuable upon conversion of the convertible notes held by the Highbridge Funds (the "Convertible Notes"). As discussed in Item 4(b) below, no Highbridge Fund is a greater than 5-percent shareholder (as defined by Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury regulations).

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 75,085,433 shares of Class A Common Stock reported to be outstanding as of November 4, 2015 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 9, 2015 and assumes the conversion of the Convertible Notes held by the Highbridge Funds, subject to the NOL Blocker. Therefore, as of December 31, 2015, Highbridge Capital Management, LLC may be deemed to beneficially own approximately 8.57% of the outstanding shares of Class A Common Stock of the Company.

Pursuant to the terms of the Convertible Notes, no Highbridge Fund can convert any of the Convertible Notes held by it if such Highbridge Fund would become, after any such conversion, a 5-percent shareholder (as defined by Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury regulations) (the "NOL Blocker"). The number of shares of Class A Common Stock set forth in Rows (6), (8) and (9) of the cover page for the Reporting Person and the percentage set forth in Row (11) of the cover page for the Reporting Person give effect to the NOL Blocker. Consequently, at this time, Highbridge International LLC is not able to convert all of the Convertible Notes held by it due to the NOL Blocker.

The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Class A Common Stock issuable upon conversion of the Convertible Notes held by the Highbridge Funds.

CUSIP No. 172406100	13G/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2016

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director